# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Curis, Inc., CIK 0001108205
CUSIP: 231269309
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 128 Spring Street, Building C - Suite 50, Lexington, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001132317

## Reporting persons
- Thomas A. Satterfield, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 149,056; shared voting power 886,706; sole dispositive power 149,056; shared dispositive power 886,706; aggregate amount beneficially owned 1,035,762 (9.9% of the class)
  Comment: * Based on (i) 8,487,818 shares of common stock of the issuer outstanding as of March 27, 2025, as reported by the issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and (ii) the sale of an additional 1,974,432 shares of common stock as reported by the issuer in its Current Report on Form 8-K filed on March 28, 2025. The Reporting Person is the beneficial owner of shares of common stock, warrants with a 9.99% limit on the exercise of such warrants, and pre-funded warrants with a 9.99% exercise limitation. Specifically, the warrants and pre-funded warrants held by the Reporting Person provide that the holder will not have a right to exercise the warrants for common stock if, as a result of such conversion, the holder, together with his affiliates, would exceed 9.99% beneficial ownership of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being exercised. The share numbers set forth herein represent the number of shares of common stock held by the Reporting Person, which equals precisely 9.9% of the issuer's common stock. If there was no limit on the exercise of the warrants and pre-funded warrants, the Reporting Person would be deemed to be the beneficial owner of an aggregate of 2,481,924 shares of common stock, representing 20.8% of the issuer's outstanding common stock (factoring in the exercise of such warrants and pre-funded warrants).

## Item 1. Issuer
Name of issuer: Curis, Inc.
Address of issuer's principal executive offices: 128 SPRING STREET, BUILDING C, SUITE 500, LEXINGTON, MA 02421

## Item 2. Person Filing
Name of person filing: Thomas A. Satterfield, Jr.
Address of principal business office or, if none, residence:
15 Colley Cove Drive
Gulf Breeze, Florida 32561
Citizenship: Incorporated by reference from Item 4 of the Cover Page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference from Item 9 of the Cover Page.
Percent of class: Incorporated by reference from Item 11 of the Cover Page.
Sole power to vote or to direct the vote: Incorporated by reference from Item 5 of the Cover Page.
Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of the Cover Page.
Sole power to dispose or to direct the disposition: Incorporated by reference from Item 7 of the Cover Page.
Shared power to dispose or to direct the disposition: Incorporated by reference from Item 8 of the Cover Page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: With respect to the beneficial ownership report for Thomas A. Satterfield, Jr., 207,411 shares of common stock, 332,294 shares of common stock issuable upon the exercise of warrants, and 53,251 shares of common stock issuable upon the exercise of pre-funded warrants are held by Tomsat Investment & Trading Co., Inc, a corporation wholly owned by Mr. Satterfield and of which he serves as President; 411,059 shares of common stock, 623,236 shares of common stock issuable upon exercise of warrants, and 99,845 shares of common stock issuable upon the exercise of pre-funded warrants are held by A.G. Family L.P., a partnership managed by a general partner controlled by Mr. Satterfield; 240,000 shares of common stock are held by Caldwell Mill Opportunity Fund, LLC, which fund is managed by an entity of which Mr. Satterfield owns a 50% interest and serves as Chief Investment Manager; and 28,236 shares of common stock, 83,096 shares of common stock issuable upon exercise of warrants, and 13,312 shares of common stock issuable upon the exercise of pre-funded warrants are held by Pontikes Holdings LLC, a limited liability company owned by Mr. Satterfield's stepbrother. Mr. Satterfield disclaims beneficial ownership of the shares held by Pontikes Holdings LLC.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Thomas A. Satterfield, Jr.: /s/ Thomas A. Satterfield, Jr., Thomas A. Satterfield, Jr. (04/16/2025)